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Exhibit 2

18 August 2003

239/03-ig

For immediate release

DRD and NUM reach 24-month wage settlement

        Gold miner Durban Roodepoort Deep, Limited (DRD) today (18 August 2003) reached agreement on a 24-month wage deal with the National Union of Mineworkers (NUM) and flagged its intention to introduce an employee equity participation scheme.

        DRD has granted its employees an average increase in basic wages in year one for category 3- 8 employees of 11,5% at its Blyvoor and Buffelsfontein operations, while it's Hartebeestfontein operation—part of the North West group of mines, and currently subject to a 60-day review—has received a staggered increase of 7,3% as of 1 July 2003 plus an extra 2% given in January 2004.

        The wage offer ensures a R 2000.00 minimum wage for all surface workers as of July 2004, while the R 2000.00 minimum for underground workers has already been achieved.

        Responding to calls from NUM for greater equity participation, DRD is working with a South African bank to develop a share ownership scheme that will ensure no untoward risk for employees.

Queries:	Ilja Graulich Durban Roodepoort Deep, Limited +27 11 381 7800 / 7826 (office) +27 83 604 0820 (mobile)

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  Exhibit 2
DRD and NUM reach 24-month wage settlement